Exhibit 99.1

INNOVIZ TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Innoviz Technologies Ltd. (the “Company”) will be held on September 16, 2026, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), at the Company’s offices, located at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh Ha’Ain 4809202, Israel.

The agenda of the Meeting shall be as follows:

1.	Re-election of each of Amichai Steimberg, Omer Keilaf and Alexander von Witzleben as Class III directors of the Company to hold office until the close of the annual general meeting of the Company in 2029, and until their respective successors are duly elected and qualified;

2.	Re-election of Yoav Har Even as a Class II director of the Company to hold office until the close of the annual general meeting of the Company in 2028, and until his respective successor is duly elected and qualified;

3.	Approval of the authorization of the Company’s board of directors (the “Board”) to effect, in its discretion, a reverse share split of the Company’s Ordinary Shares, no par value (the “Ordinary Shares”), at a ratio in the range of 1-for-5 to 1-for-20, which final ratio is to be determined by the Board, and to amend and restate the Company’s Amended and Restated Articles of Association (the “Articles”) accordingly, including reducing the Company’s authorized share capital by a corresponding proportion; and

4.	Approval and ratification of the re-appointment and compensation of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition to considering the foregoing proposals, the Company’s shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2025.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment and the recommendation of the Board.

You are entitled to vote at the Meeting if you are a shareholder of record as of the close of business on August 12, 2026. You are also entitled to vote at the Meeting if you hold any of the Company’s Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record as of the close of business on August 12, 2026, or that appears in the participant listing of a securities depository on such date.

You can vote your Ordinary Shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Ordinary Shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on August 12, 2026, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your Ordinary Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Ordinary Shares at the Meeting (or to appoint a proxy to do so). Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

The Company’s Board of Directors recommends that you vote “FOR” each of the above proposals, which will be described in the Proxy Statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Ordinary Shares) will constitute a quorum.

Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

This notice has been published to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and the Articles. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is August 14, 2026. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card will be distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K. Shareholders will also be able to review the proxy statement at the “Investors” portion of our website, https://ir.innoviz.tech/ or at our principal executive offices at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel, upon prior notice and during regular working hours (telephone number: +972-74-700-3699) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares be represented and voted at the Meeting. Accordingly, after reading this notice of annual general meeting of shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717 or at our registered office no later than 11:59 p.m. EDT on September 15, 2026, to be validly included in the tally of Ordinary Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By the Order of the Board of Directors, /s/ Amichai Steimberg Amichai Steimberg Chairperson of the Board of Directors

INNOVIZ TECHNOLOGIES LTD.

Innoviz Technologies Campus

5 Uri Ariav Street, Bldg. C,

Nitzba 300, Rosh Ha’Ain 4809202

 Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

 TO BE HELD ON SEPTEMBER 16, 2026

This proxy statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, no par value (the “Ordinary Shares”), of Innoviz Technologies Ltd. (the “Company”) in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel on September 16, 2026, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Innoviz”, the “Company”, “we” or “our” refer to Innoviz Technologies Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders (each, a “Proposal”):

1.	Re-election of each of Amichai Steimberg, Omer Keilaf and Alexander von Witzleben as Class III directors of the Company to hold office until the close of the annual general meeting of the Company in 2029, and until their respective successors are duly elected and qualified;

2.	Re-election of Yoav Har Even as a Class II director of the Company to hold office until the close of the annual general meeting of the Company in 2028, and until his respective successor is duly elected and qualified;

3.	Approval of the authorization of the Company’s board of directors (the “Board”) to effect, in its discretion, a reverse share split of the Company’s Ordinary Shares, at a ratio in the range of 1-for-5 to 1-for-20, which final ratio is to be determined by the Board , and to amend and restate the Company’s Amended and Restated Articles of Association (the “Articles”) accordingly, including reducing the Company’s authorized share capital by a corresponding proportion; and

4.	Approval and ratification of the re-appointment and compensation of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2025.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on August 12, 2026 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of August 12, 2026, the Company had 298,107,111 issued and outstanding Ordinary Shares. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted, and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

If you hold Ordinary Shares in “street name”, that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those Ordinary Shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your Ordinary Shares, giving you the right to vote the Ordinary Shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its Ordinary Shares if the shareholder wants its Ordinary Shares to count for the Proposal.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

Quorum and Adjournment

Under the Company’s Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Ordinary Shares) will constitute a quorum.

The Board shall have the authority at any time to cancel or adjourn the Meeting for a period of up to 21 days from the date of the Meeting and/or to remove one or more items from the agenda of the Meeting.

Vote Required for Approval of Each of the Proposals

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•	By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Ordinary Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Ordinary Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•	By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Ordinary Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Ordinary Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•	By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Ordinary Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Ordinary Shares, and the brokerage firm, bank or other similar organization is required to vote your Ordinary Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Beneficial Owners

If you are a beneficial owner of the Ordinary Shares held in a brokerage account or by a trustee or nominee, these proxy materials are forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Ordinary Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Ordinary Shares, giving you the right to vote the Ordinary Shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Ordinary Shares.

Registered Holders

If you are a shareholder of record whose Ordinary Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you can vote your Ordinary Shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our headquarters at Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on September 15, 2026.

If you provide specific instructions (by marking a box) with regard to the Proposals, your Ordinary Shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your Ordinary Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Articles.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 12, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Ordinary Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning August 14, 2026. Certain officers, directors, employees and agents of Innoviz, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Meeting and this Proxy Statement are available at the “Investors” portion of our website, https://ir.innoviz.tech/.  The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of Meeting and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

SECURITY OWNERSHIP OF

 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table sets forth the number of Ordinary Shares beneficially owned, directly or indirectly, by all of our directors and executive officers as a group, as of August 5, 2026. Based on public filings and information available to the Company, no person is known to the Company to be the owner of more than 5% of our outstanding Ordinary Shares, as of August 5, 2026. Except as otherwise set forth below, the street address of the beneficial owners is c/o Innoviz Technologies Ltd., Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
All executive officers and directors as a group (13 persons) (3)	7,010,712	2.3%

(1)	Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, Ordinary Shares subject to options currently exercisable or exercisable within 60 days of the date of this table and restricted share units (“RSUs”) that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

(2)	The percentages shown are based on 297,928,018 Ordinary Shares outstanding as of August 5, 2026. Ordinary Shares subject to options or warrants currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Consists of (i) 4,733,616 Ordinary Shares directly or beneficially owned by the Company’s directors and executive officers and (ii) 2,277,096 Ordinary Shares constituting the cumulative aggregate number of Ordinary Shares underlying (1) options granted to the executive officers and directors which have vested, or will have vested as of October 4, 2026, and have not been exercised as of August 5, 2026, and (2) RSUs which will have vested as of October 4, 2026.

EXECUTIVE COMPENSATION

The annual compensation earned during 2025 by our five most highly-compensated executive officers is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on March 4, 2026 (the “Annual Report”), a copy of which is available on our website at https://ir.innoviz.tech/sec-filings/all-sec-filings.

PROPOSAL NO. 1

RE-ELECTION OF AMICHAI STEIMBERG, OMER KEILAF AND ALEXANDER VON

WITZLEBEN AS CLASS III DIRECTORS

OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE ANNUAL

GENERAL MEETING OF THE COMPANY IN 2029

At the Meeting, shareholders will be asked to re-elect each of Amichai Steimberg, Omer Keilaf and Alexander von Witzleben as Class III directors of the Company to hold office until the close of the annual general meeting of the Company in 2029, and until their respective successors are duly elected and qualified. The Board has determined that each of the director nominees, qualifies as an “independent director” under the rules of the Nasdaq Stock Market.

There are currently nine directors serving on the Board, three of whom are standing for re-election under this Proposal No. 1, and one is standing for re-election under Proposal No. 2 below. Each of the Class III directors standing for re-election under this Proposal No. 1 attended at least 75% of the meetings of the Board held since the previous annual general meeting.

Set out below are details on the directors standing for re-election at the Meeting:

Amichai Steimberg has served on our board of directors since April 2021 and currently serves as the chairperson of the board of directors. Mr. Steimberg previously served as Chief Financial Officer of Orbotech Ltd. from 2000 to 2009, as Chief Operating Officer and Deputy CEO of Orbotech Ltd. from 2009 to 2013, as President and Chief Operating Officer of Orbotech Ltd. from 2013 to 2019, and as Chief Executive Officer of Orbotech Ltd. from 2019 to 2020 following Orbotech’s acquisition by KLA Corporation (NYSE: KLAC). Mr. Steimberg serves as a board member and chairperson for several private companies and non-profit organizations. Mr. Steimberg holds a BSc in Agricultural Economics and Business Administration from the Hebrew University in Jerusalem, Israel and completed the Advanced Management Program at Harvard University.

Omer Keilaf is the Founder of our company and has served as our Chief Executive Officer and a member of the board of directors since January 2016. Prior to founding Innoviz, Mr. Keilaf held senior leadership roles at Consumer Physics, Inc., STMicroelectronics N.V. (NYSE: STM), and in an elite technological unit of the Intelligence Corps of the Israel Defense Forces, where he served as the System and Product Team Manager, R&D Manager, and Project Manager and System Architecture Manager, respectively. Mr. Keilaf holds a BSc and MSc in Electrical Engineering and an MBA, all from Tel Aviv University, Israel.

Alexander von Witzleben has served on our board of directors since December 2023. Mr. von Witzleben served at Arbonia AG from 2015 to April 2026, as its chief executive officer from 2015 to 2022 and subsequently as the non-executive chairperson of its board of directors and a member of its nomination and remuneration committee and audit committees. Mr. von Witzleben currently serves as a member of the board of directors of Meier Tobler AG and the chairperson of the supervisory board of VERBIO Vereinigte BioEnergie AG. Mr. von Witzleben holds a degree in economics and business administration from the University of Passau, Germany.

Each of the director nominees named above has certified to us that such director nominee complies with all requirements under the Israeli Companies Law, 5759-1999 (the “Companies Law”) for serving as a director. Such certifications will be available for inspection at the Meeting.

For information about our other directors whose terms do not expire and are not required to stand for re-election at the Meeting, and for information on the compensation payable to our directors, please see our Annual Report.

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to re-elect Amichai Steimberg as a Class III director of the Company to hold office until the close of the annual general meeting of the Company in 2029, and until his respective successor is duly elected and qualified.

FURTHER RESOLVED, to re-elect Omer Keilaf as a Class III director of the Company to hold office until the close of the annual general meeting of the Company in 2029, and until his respective successor is duly elected and qualified.

FURTHER RESOLVED, to re-elect Alexander von Witzleben as a Class III director of the Company to hold office until the close of the annual general meeting of the Company in 2029, and until his respective successor is duly elected and qualified.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” Proposal No. 1

PROPOSAL NO. 2

RE-ELECTION OF YOAV HAR EVEN AS A CLASS II DIRECTOR

OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE ANNUAL

GENERAL MEETING OF THE COMPANY IN 2028

 At the Meeting, shareholders will be asked to re-elect Yoav Har Even as Class II director of the Company, who was originally appointed to the Board on July 5, 2026, to hold office until the close of the annual general meeting of the Company in 2028, and until his respective successor is duly elected and qualified. The Board has determined that the director nominee, qualifies as an “independent director” under the rules of the Nasdaq Stock Market.

Mr. Har Even has attended all of the meetings of the Board held since his appointment date on July 5, 2026.

Set out below are details on Mr. Har Even, the nominee standing for re-election at the Meeting:

Maj. Gen. (Ret.) Yoav Har Even has served on our board of directors since July 2026. Mr. Har Even served as President and Chief Executive Officer of Rafael Advanced Defense Systems Ltd. from 2016 to 2024, where he led the company's global operations, technology development, manufacturing and international business activities. Prior to joining Rafael, Mr. Har Even served for more than three decades in the Israel Defense Forces, retiring with the rank of Major General (Ret.); his senior positions included Head of the Operations Directorate, Chief of Staff of the Ground Forces Command and Commander of an Armored Division. Mr. Har Even currently serves as chairman of the board of directors of Sindiana Technologies (S.T.) Ltd. and as a member of the advisory boards of Ondas Holdings Inc. and Massivit 3D Printing Technologies Ltd. Mr. Har Even holds a B.A. in Economics and Political Science and an Executive MBA (cum laude), both from Tel Aviv University.

Mr. Har Even has certified to us that he complies with all requirements under the Companies Law for serving as a director. Such certification will be available for inspection at the Meeting.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to re-elect Yoav Har Even as a Class II director of the Company to hold office until the close of the annual general meeting of the Company in 2028, and until his respective successor is duly elected and qualified.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL TO AUTHORIZE THE COMPANY’S BOARD OF DIRECTORS TO EFFECT, IN ITS

DISCRETION, A REVERSE SHARE SPLIT AND AMENDMENT OF THE COMPANY’S AMENDED

AND RESTATED ARTICLES OF ASSOCIATION

Our Board has recommended that our shareholders approve to authorize the Board, in its discretion, to effect a reverse share split of the Ordinary Shares at a ratio in the range of 1-for-5 to 1-for-20 (the “Ratio Range”), which final ratio is to be determined by the Board (the “Reverse Share Split”), and to amend and restate the Articles accordingly, including reducing the Company’s authorized share capital by a corresponding proportion (the “Authorized Share Reduction”, and together with the Reverse Share Split, the “Reverse Share Split Proposal”).

On August 4, 2026, the Board adopted  a unanimous resolution recommending the shareholders to approve to authorize the Board, in its discretion, to effect the Reverse Share Split Proposal and directing that it be submitted to our shareholders for approval. If this proposal is approved, the Board, in its sole discretion, will have the authority to decide whether to implement the Reverse Share Split Proposal and the exact ratio of the split within the Ratio Range, if it is to be implemented. If the Board decides to implement the Reverse Share Split Proposal, then the Reverse Share Split will be implemented along with the Authorized Share Reduction, and both will become effective on or prior to March 25, 2027 as determined by the Board (the “Effective Date”). If the Reverse Share Split and the Authorized Share Reduction are implemented, then the amount of the Ordinary Shares would be reduced in accordance with the exchange ratio selected by the Board within the Ratio Range (the “Final Ratio”). If the Reverse Share Split and the Authorized Share Reduction are implemented, then we will communicate to the public information regarding the Reverse Share Split and the Authorized Share Reduction, including the Final Ratio.

The Board, in its sole discretion, may elect not to implement the Reverse Share Split and the Authorized Share Reduction. For example, in December 2024 our shareholders authorized the Board to implement a similar reverse share split and share reduction, but the Board elected at the time not to implement such reverse share split. However, the Board believes that having the authority to take such an action is an important proactive step to maintain and build shareholder value.

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this proposal.

Purpose and Background of the Reverse Share Split Proposal

The Board’s primary objective in proposing the Reverse Share Split is to raise the per share trading price of the Ordinary Shares. On March 25, 2026, the Company received written notification (the “Listing Qualification Notice”) from the Listing Qualifications Department of Nasdaq (the “Nasdaq”) indicating that the Company no longer satisfies Nasdaq Listing Rule 5550(a)(2) based upon a closing bid price of less than $1.00 per Ordinary Share for the prior 30 consecutive business day period. In the Listing Qualification Notice, the Company was provided with a grace period of 180 days, or until September 21, 2026, to meet the minimum bid price requirement under the Nasdaq Listing Rules (subject to the Company’s right to request an additional 180-day grace period). If the Company does not regain compliance with the minimum bid price requirement within the applicable grace period (including any extension for which the Company may become eligible), the Ordinary Shares will be subject to delisting from Nasdaq.

The Board believes that the continued listing of the Ordinary Shares on Nasdaq is beneficial for our shareholders and that the anticipated increased market price of the Ordinary Share that may result from the Reverse Share Split may enhance the Company’s ability to regain compliance with the Nasdaq’s minimum share price requirements for continued listing.

The purpose of seeking shareholder approval of exchange ratios within the Ratio Range (rather than a fixed exchange ratio) is to provide the Company with the flexibility to achieve the desired results of the Reverse Share Split. If the shareholders approve this proposal, then the Board, in its sole discretion, would effect the Reverse Share Split and the Authorized Share Reduction only upon the determination by the Board that such action would be in the best interests of the Company and our shareholders at that time. If the Board were to effect the Reverse Share Split and the Authorized Share Reduction, then the Board would select the Final Ratio to be effected on the Effective Date. No further action on the part of shareholders would be required to either implement or abandon the Reverse Share Split and the Authorized Share Reduction. If the shareholders approve the proposal, and the Board determines to effect the Reverse Share Split and the Authorized Share Reduction, we would communicate to the public additional details regarding the Reverse Share Split and the Authorized Share Reduction, including the Final Ratio selected by the Board. The Board reserves its right, notwithstanding shareholder approval and without further action by the shareholders, to elect not to proceed with the Reverse Share Split and the Authorized Share Reduction if, at any time prior to the Effective Date, it determines, in its sole discretion, that this proposal is no longer in the best interests of the Company and our shareholders (as the Board elected to do following the shareholder authorization in December 2024).

The Reverse Share Split Proposal is not being proposed in response to any effort of which we are aware to accumulate shares of our outstanding Ordinary Shares or obtain control of the Company, nor is it a plan by management to recommend such actions to our Board or our shareholders.

Material Effects of Reverse Share Split Proposal

The Board believes that the Reverse Share Split will increase the price level of the Ordinary Shares in order to, among other things, enhance the Company’s ability to regain compliance with the minimum share price requirements for continued listing on the Nasdaq. The Board cannot predict, however, the effect of the Reverse Share Split upon the market price for the Ordinary Share, and the history of similar reverse share splits for companies in like circumstances is varied. The market price per share of the Ordinary Shares after the Reverse Share Split may not rise in proportion to the reduction in the number of Ordinary Shares outstanding resulting from the Reverse Share Split, or remain at an increased level for any period, which would reduce the market capitalization of the Company. Also, there is no assurance that the market price per Ordinary Share would not decline below the anticipated share price following the Reverse Share Split or that the trading price would remain above the threshold required for continued listing on the Nasdaq. The market price of the Ordinary Shares may also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding, the effect of which the Board cannot predict. In addition, the fewer number of Ordinary Shares that will be available to trade will possibly cause the trading market of the Ordinary Share to become less liquid, which could have an adverse effect on the price of the Ordinary Share.

The Reverse Share Split will affect all shareholders of the Company uniformly and will not affect any shareholder’s percentage ownership interests or proportionate voting power, except to the extent that the Reverse Share Split results in any shareholders owning a fractional share. No fractional shares will be issued in connection with the Reverse Share Split (see below under “Fractional Shares”). The principal effect of the Reverse Share Split will be that the number of Ordinary Shares issued and outstanding will be reduced from the amount of Ordinary Shares issued and outstanding immediately prior to the Effective Date by the Ratio Range of 1-for-5 to 1-for-20 shares, depending on the Final Ratio chosen by the Board.

The Reverse Share Split will also affect the outstanding options, warrants, restricted share units, performance share units and other convertible securities (if any) (collectively, the “Outstanding Equity Rights”). Generally, the plans and other documents pertaining to our Outstanding Equity Rights include provisions providing for adjustments in the event of a reverse share split in order to maintain the same economic effect. Specifically, and without derogating from the generality of the aforesaid, the exercise price and/or purchase price, as the case may be, and the number of Ordinary Shares issuable pursuant to Outstanding Equity Rights will be adjusted pursuant to the terms of such instruments in connection with the Reverse Share Split.

The Reverse Share Split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Authorized Share Reduction

In connection with the Reverse Share Split, the Board also believes it is in the best interests of our shareholders to decrease, in proportion to the Final Ratio, the share capital that the Company is authorized to issue. The Board believes that effecting the Authorized Share Reduction in connection with the Reverse Share Split will maintain alignment with market expectations regarding the authorized share capital in comparison to the number of shares issued or reserved for issuance and ensure that the Company does not have what some shareholders might view as an unreasonably high number of authorized Ordinary Shares that are unissued or reserved for issuance following the Reverse Share Split.

We are currently authorized under our Articles to issue up to a total of 500,000,000 Ordinary Shares. If the Board decides to implement the Reverse Share Split, then the Reverse Share Split will be implemented along with the Authorized Share Reduction upon the Effective Date, resulting in the total authorized share capital of the Company being reduced in accordance with the Final Ratio and proportionate to the Reverse Share Split from the current total of 500,000,000 Ordinary Shares to between 25,000,000 and 100,000,000 Ordinary Shares.

Procedure for Effecting Reverse Split and Authorized Share Reduction

If the Reverse Share Split Proposal is approved by the Company’s shareholders, and the Board determines it is in the best interests of the Company and our shareholders to effect the Reverse Share Split and the Authorized Share Reduction, then the Reverse Share Split and the Authorized Share Reduction would become effective at the Effective Date.

As soon as practicable after the Effective Date, shareholders will be notified that the Reverse Share Split has been effected. Equiniti Trust Company, LLC, the Company’s transfer agent and registrar, will act as exchange agent for purposes of implementing the exchange. Shareholders whose Ordinary Shares are held by a brokerage firm, bank or other similar organization do not need to take any action with respect to the exchange. These Ordinary Shares will automatically reflect the new quantity of Ordinary Shares based on the Reverse Share Split. However, these brokerage firms, banks or other similar organizations may have different procedures for processing the Reverse Share Split, and shareholders whose shares are held by a brokerage firm, bank or other similar organization are encouraged to contact their brokerage firm, bank or other similar organization. Certain registered holders of Ordinary Shares hold some or all of their respective shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of our Ordinary Shares. Shareholders who hold shares electronically in book-entry form with the transfer agent will not need to take action to receive whole shares of post-Reverse Share Split Ordinary Shares because the exchange will be automatic. Following the Reverse Share Split, our Ordinary Shares would continue to be listed on the Nasdaq under the symbol “INVZ”.

Fractional Shares

No fractional shares will be issued as a result of the Reverse Split. The treatment of any fractional shares shall be determined by the Board, at its sole discretion, and in accordance with the Articles, which authorize the Board, in connection with a consolidation of shares, to round fractional shares up, down or to the nearest whole share; to issue or redeem shares sufficient to preclude or remove fractional share holdings; or to cause fractional shares to be transferred to other shareholders against payment by the transferees of the fair value thereof. The treatment determined by the Board shall be communicated to the public together with all information regarding the Reverse Share Split and Authorized Share Reduction, if implemented.

Criteria to Be Used for Decision to Proceed with the Reverse Share Split and the Authorized Share Reduction

If the shareholders approve the Reverse Share Split Proposal, then the Board will be authorized to proceed with the Reverse Share Split and the Authorized Share Reduction. In determining whether to proceed with the Reverse Share Split and the Authorized Share Reduction and setting the Final Ratio, if any, the Board, will consider a number of factors, including Nasdaq listing requirements, market conditions, existing and expected trading prices of the Ordinary Shares, and actual or forecasted results of operations.

No Appraisal Rights

No appraisal rights are available under the Companies Law or under the Articles to any shareholder who dissents from the proposal to approve Reverse Share Split Proposal, and the Company does not intend to independently provide shareholders with any such right.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax considerations to U.S. Holders (as defined below) of the Reverse Share Split if the Reverse Share Split Proposal is approved and effected. This section applies only to U.S. Holders that hold their Ordinary Shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment).

This discussion is included for general informational purposes only, does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder, and does not constitute, and is not, a tax opinion for or tax advice to any particular U.S. Holder. This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of its particular circumstances, including any alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to U.S. Holders that are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules with respect to Ordinary Shares;

•	persons required to accelerate the recognition of any item of gross income with respect to Ordinary Shares as a result of such income being recognized on an applicable financial statement;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	mutual funds;

•	pension plans;

•	regulated investment companies or real estate investment trusts;

•	partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes);

•	U.S. expatriates or former long-term residents of the United States;

•	persons that directly, indirectly or constructively own five percent or more (by vote or value) of the Company’s capital stock;

•	S corporations;

•	trusts and estates;

•	persons that acquired their Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold Ordinary Shares as part of a straddle, constructive sale, constructive ownership transaction, hedging, wash sale, synthetic security, conversion or other integrated or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; or

•	“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Ordinary Shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final United States Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein.

As used herein, a “U.S. Holder” is a beneficial owner of Ordinary Shares who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

General Treatment of the Reverse Share Split. If the Reverse Share Split Proposal is approved and effected, the Company intends to treat the Reverse Share Split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. However, the Company has not sought, and does not intend to seek, any rulings from the Internal Revenue Service (the “IRS”) or any opinions of counsel regarding the qualification of the Reverse Share Split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. There can be no assurance that the IRS will not take any position inconsistent with the qualification of the Reverse Share Split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code.

Neither the Company, nor any of its advisors or affiliates, make any representation or provide any assurance regarding the tax consequences of the Reverse Share Split, including whether the Reverse Share Split qualifies as a “recapitalization” under Section 368(a)(1)(E) of the Code. Each U.S. Holder is urged to consult its tax advisors with respect to the qualification of the Reverse Share Split as a “recapitalization” under Section 368(a)(1)(E) of the Code and the tax consequences to them if the Reverse Share Split does not so qualify. The remainder of this discussion assumes the Reverse Share Split qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code.

Consequences to U.S. Holders. Assuming the Reverse Share Split qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, subject to the discussion below under “Passive Foreign Investment Company Rules,” and except as described below with regard to the rounding of fractional Ordinary Shares to the next whole share, a U.S. Holder (i) should not recognize any gain or loss as a result of the Reverse Share Split, (ii) such U.S. Holder’s aggregate tax basis in the Ordinary Shares deemed received pursuant to the Reverse Share Split should equal the U.S. Holder’s aggregate tax basis in the Ordinary Shares deemed surrendered in exchange therefor, and (iii) such U.S. Holder’s holding period for the Ordinary Shares deemed received pursuant to the Reverse Share Split should include the U.S. Holder’s holding period for the Ordinary Shares deemed surrendered in exchange therefor. Special tax basis and holding period rules apply to U.S. Holders that acquired different blocks of Ordinary Shares at different prices or at different times. U.S. Holders are urged to consult their tax advisors as to the applicability of these special rules to their particular circumstances.

The U.S. federal income tax consequences to U.S. Holders of fractional Ordinary Shares immediately before the Reverse Share Split will depend on whether such fractional Ordinary Shares are rounded up or down to the next whole Ordinary Share and such consequences are subject to the discussion below under “Passive Foreign Investment Company Rules.”

With respect to fractional Ordinary Shares rounded up to the next whole share, the U.S. federal income tax treatment is uncertain. The IRS may take the position that the rounding up results in a distribution to a U.S. Holder whose proportionate interest in the earnings and profits of the Company is increased thereby. If the IRS were to successfully assert this position, the fair market value of an additional fraction of an Ordinary Share received by such U.S. Holder would constitute a dividend to the extent of the current and accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles. Any such dividend would likely be immaterial in amount. U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of fractional shares being rounded to the next whole Ordinary Share.

With respect to fractional Ordinary Shares rounded down to the next whole Ordinary Share, the U.S. federal income tax treatment is uncertain. Each U.S. Holder who would have otherwise received a fractional Ordinary Share pursuant to the Reverse Share Split are urged to consult its tax advisors regarding whether to allocate its aggregate tax basis in its Ordinary Shares immediately prior to the Reverse Share Split entirely to its Ordinary Shares immediately after the Reverse Share Split or, alternatively, whether the U.S. Holder should allocate a portion of such aggregate tax basis to the fractional Ordinary Share which it would have received had its Ordinary Shares not been rounded down to the nearest whole number pursuant to the Reverse Share Split and recognize a loss on such fractional Ordinary Share equal to the tax basis so allocated.

Certain Reporting Requirements. If a U.S. Holder holds five percent or more of the Ordinary Shares prior to the Reverse Share Split, or if the U.S. Holder holds other securities of the Company prior to the Reverse Share Split with a tax basis of $1 million or more, such U.S. Holder will be required to file with U.S. federal income tax return for the year in which the Reverse Share Split occurs a statement setting forth certain information relating to the Reverse Share Split (including the fair market value, prior to the Reverse Share Split, of the Ordinary Shares surrendered in the Reverse Share Split and the U.S. Holder’s tax basis, prior to the Reverse Share Split, in Ordinary Shares or other Company securities), and to maintain permanent records containing such information.

Passive Foreign Investment Company Rules. While the Company believes it was not a PFIC for its taxable year ended December 31, 2025, the Company believes it was a PFIC for its taxable years ended December 31, 2023 and December 31, 2024, and the Company can provide no assurance as to whether it will be treated as a PFIC for its current taxable year or any future taxable year. The U.S. federal income tax consequences of the Reverse Share Split could be materially different from those described above if the Company is or has been treated as a PFIC for U.S. federal income tax purposes for any taxable year during a U.S. Holder’s holding period.

A non-U.S. corporation generally will be a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of its assets (determined based on a quarterly average) are held for the production of, or produce, passive income (such test described in clause (ii), (“Asset Test”). Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds, directly or indirectly, a 25% or greater interest by value of the stock. While the Asset Test is generally performed based on the fair market value of the assets, special rules apply with respect to the Asset Test in the case of the assets held by controlled foreign corporations.

Based on the current and anticipated composition of the income, assets and operations of our company and our subsidiaries, we cannot be sure as to whether we will be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2026 or in future taxable years. Because we believe we were a PFIC for one or more prior taxable years and the factors that led to such characterization may persist or recur, there is a risk that we may be characterized as a PFIC in future taxable years. Moreover, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. This is an annual factual determination that depends on, among other things, the composition of our income (including the relative size of our gross operating loss and our passive income) and assets, and the market value of our shares and assets (including unbooked goodwill), including the composition of income and assets of our subsidiaries, from time to time, and thus a determination can only be made annually after the close of each taxable year. Moreover, the value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly.

Although PFIC status is determined annually, the Company will generally continue to be treated as a PFIC in subsequent years in the case of a U.S. Holder who held Ordinary Shares while the Company was a PFIC, whether or not the Company meets the test for PFIC status in those subsequent years. If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares (which under certain proposed United States Treasury regulations includes the holding period of options or warrants exchanged for such Ordinary Shares) and the U.S. Holder did not make either an applicable PFIC election (or elections), as further described below, for the first taxable year in which the Company was treated as a PFIC during such holding period, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares (which may include gain realized by reason of transfers or deemed transfers of Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares (which may include the U.S. Holder’s holding period for options or warrants exchanged for Ordinary Shares);

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which it is a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If the Company is a PFIC and, at any time, owns equity in a non-U.S. corporation that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if the Company receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that the Company will have timely knowledge of the status of any such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

The impact of the PFIC rules described above on a U.S. Holder of Ordinary Shares will depend on whether the U.S. Holder makes or has made a timely and effective election to treat us as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Ordinary Shares during which the Company was a PFIC (a “QEF Election”) or, if (i) in a later taxable year or (ii) following the exchange of options or warrants for Ordinary Shares, the U.S. Holder made a QEF Election along with a purging election creating a deemed sale or deemed dividend. Generally, a QEF Election is required to be filed not later than the deadline for filing the tax return of the electing shareholder for the tax year in which the Company first became a PFIC and during which such shareholder owned Ordinary Shares. Moreover, annual filings are required by such electing shareholder for subsequent years during which the Company is a PFIC.

A U.S. Holder’s ability to make a timely and effective QEF Election with respect to the Company is contingent upon, among other things, the provision by the Company of a “PFIC Annual Information Statement” to such U.S. Holder. There can be no assurance, however, that the Company will timely provide such information for the applicable taxable years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF Election or result in the invalidation or termination of a U.S. Holder’s prior QEF Election.

A U.S. Holder with a valid QEF Election in effect with respect to the Company generally would not be subject to the adverse PFIC rules discussed above with respect to its Ordinary Shares, but rather would include annually in gross income its pro rata share of the Company’s ordinary earnings and net capital gain, whether or not such amounts are actually distributed. Moreover, if any of the Company’s non-U.S. subsidiaries is determined to be a PFIC, certain special rules may apply.

The impact of the PFIC rules on a U.S. Holder shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (a “MTM Election”). No assurance can be given that the Ordinary Shares are considered to be marketable stock for purposes of the MTM Election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders generally will not be subject to the special taxation rules of Section 1291 of the Code discussed herein with respect to the disposition of their Ordinary Shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income. However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the PFIC stock (which, under certain proposed United States Treasury regulations, would include its holding period for warrants exchanged for such PFIC stock), then the Section 1291 rules discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to Ordinary Shares.

Effect of PFIC Rules on Reverse Share Split. The tax consequences of the Reverse Share Split to a U.S. Holder could be materially different from those described above if the Company is, as it believes it was for its taxable year ended December 31, 2023 and December 31, 2024, and cannot be sure as to whether it will be for its current taxable year or any future taxable years, treated as a PFIC for U.S. federal income tax purposes. Even if the Reverse Share Split qualifies as a “recapitalization” under Section 368(a)(1)(E) of the Code, Section 1291(f) of the Code requires that, to the extent provided in United States Treasury regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code (the “Nonrecognition Rule”). No final United States Treasury regulations are currently in effect under Section 1291(f) of the Code. However, proposed United States Treasury regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized, unless an exception applied, those proposed United States Treasury regulations may require gain recognition to U.S. Holders as a result of the Reverse Share Split if the Company was classified as a PFIC at any time during such U.S. Holder’s holding period of the Ordinary Shares and such U.S. Holder had not made a valid QEF Election (or QEF Election and applicable purging election) or MTM Election. The tax on any such recognized gain would be imposed on the basis of the adverse rules set forth above with respect to transfers of PFIC stock and/or “excess distributions.”

Notwithstanding the Nonrecognition Rule described above, the proposed United States Treasury regulations under Section 1291(f) provide certain exceptions to the Nonrecognition Rule. One such exception to the Nonrecognition Rule applies if stock (or, under certain proposed United States Treasury regulations) of a PFIC is exchanged for stock of the same or another corporation that is a PFIC on the day after the relevant nonrecognition transfer (the “Continued Ownership Exception”). While subject to uncertainty, it is expected that the Continued Ownership Exception as promulgated under the proposed United States Treasury regulations would apply to a U.S. Holder with respect to the Reverse Share Split.

It is difficult to predict whether, in what form and with what effective date, applicable final United States Treasury regulations may be adopted or how any such final United States Treasury regulations would apply to the Reverse Share Split.

PFIC Reporting Requirements. A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether mark-to-market or any other election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until after such required information is furnished to the IRS.

The rules and proposed United States Treasury regulations governing PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, all U.S. Holders are urged to consult their tax advisors concerning the application of the PFIC rules to the Reverse Share Split.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ALL HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT PROPOSAL IF APPROVED AND EFFECTED.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences for Israeli shareholders is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Tax Ordinance”), and is for general information only.

Generally, a reverse share split should not result in the recognition of gain or loss for Israeli income tax purposes, except with respect to any Ordinary Shares issued, or payment made, as a result of rounding of fractional shares, if any, as may be determined by our Board (but see above under “Fractional Shares”). The adjusted tax basis of the aggregate number of new Ordinary Shares should be the same as the adjusted tax basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the Reverse Share Split, and the holding period of the Ordinary Shares after the Reverse Share Split should include the holding period of the Ordinary Shares held prior to the Reverse Share Split. No gain or loss should be recognized by the Company as a result of the Reverse Share Split.

THE FOREGOING DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL ISRAELI TAX CONSEQUENCES TO THE COMPANY’S SHAREHOLDERS RELATING TO THE REVERSE SHARE SPLIT. THIS SUMMARY DOES NOT DISCUSS ALL THE ASPECTS OF ISRAELI TAX LAW THAT MAY BE RELEVANT TO A PARTICULAR PERSON IN LIGHT OF ITS, HIS OR HER PERSONAL CIRCUMSTANCES. THE DISCUSSION SHOULD NOT BE CONSTRUED AS LEGAL OR PROFESSIONAL TAX ADVICE AND DOES NOT COVER ALL POSSIBLE TAX CONSIDERATIONS, AND EACH SHAREHOLDER IS URGED TO CONSULT ITS TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT TO SUCH SHAREHOLDER.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve to authorize the Company’s Board to effect, in its discretion, a reverse share split of the Company’s Ordinary Shares, no par value, at a ratio in the range of 1-for-5 to 1-for-20, which final ratio is to be determined by the Company’s Board, and to amend and restate the Company’s Amended and Restated Articles of Association accordingly, including reducing the Company’s authorized share capital by a corresponding proportion.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” Proposal No. 3

PROPOSAL NO. 4

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT AND

COMPENSATION OF KESSELMAN & KESSELMAN, A MEMBER OF

PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED, AS THE

INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING

AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

 Under the Companies Law and our Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Articles, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Audit Committee of the Board (the “Audit Committee”) of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Stock Market.

Following the recommendation by the Audit Committee and the Board, it is proposed that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (“PwC”), be reappointed as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2026 and until the close of the next annual general meeting, and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of such independent public accountants in accordance with the volume and nature of their services. Such auditors served as the Company’s auditors for fiscal year 2025 and have no relationship with the Company or with any affiliate of the Company, except as described in the Annual Report.

As set forth in Item 16C of our Annual Report, the following table sets out the total amount of services rendered to the Company by PwC, for services performed in the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

	2025	2024
	(in thousands)
Audit Fees	$546	$417
Audit Related Fees	—	—
Tax Fees	5	9
All Other Fees	2	2
Total	$553	$428

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All services provided by the Company’s auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Representative(s) of PwC, will attend the Meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the Meeting.  In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2025 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors. Our Annual Report, including our 2025 audited consolidated financial statements, is available on our website at https://ir.innoviz.tech/.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment and compensation of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, an independent accounting firm, as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2026 and until the close of the next annual general meeting, and to authorize the Board, upon recommendation of the Company’s Audit Committee, to determine the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” Proposal No. 4

SHAREHOLDER PROPOSALS FOR 2027 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. To be considered for inclusion in the Company’s proxy statement for our 2027 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel, Attention: General Counsel, and must otherwise comply with the requirements of the Companies Law and the Articles. The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than June 18, 2027; provided that if the date of the 2027 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which the Company calls and provides notice of the 2027 annual general meeting of shareholders).

The Company currently expects that the agenda for the annual general meeting of shareholders to be held in 2027 will include (1) the election (or reelection) of Class I directors; (2) the re-appointment and compensation of our auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2026 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2027 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information required by the Articles or otherwise reasonably requested by the Company.  The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2027 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 5760-2000, as amended.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors, /s/ Amichai Steimberg Amichai Steimberg Chairperson of the Board of Directors August 14, 2026